

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

Via E-mail
Michael S. Rispin
Corporate & Securities Counsel
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **Tecogen Inc.**
> **Registration Statement on Form S-3**
> **Filed June 22, 2015**
> **File No. 333-205147**

Dear Mr. Rispin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

Auditor's Consent

1. We have read your response to comments one and two from our oral comments issued July 9, 2015. Item 12(a)(1) of Form S-3 requires you to specifically incorporate by reference your latest annual report on Form 10-K that contains financial statements for your latest fiscal year. As required by Rule 8-02 of Regulation S-X, your Form 10-K for the year ended December 31, 2014 includes audited balance sheets as of December 31, 2014 and 2013 and audited statements of income, cash flows and changes in stockholders' equity for each of the years then ended. You therefore must provide a consent for the use of McGladrey LLC's report dated March 24, 2014. Please also refer to your reliance on this report in the Experts section on page six.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Benjamin Armour (*via email*)
　　Sullivan & Worcester LLP